United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Amendment to the Press Release  April 27th, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 27, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 27, 2005	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FIRST QUARTER 2005
 (Peso amounts are stated in millions in constant terms as of March 31, 2005)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During first quarter 2005 GRUMA continued to achieve strong net sales and sales volume growth, both of which were driven by Gruma Corporation and GIMSA. Sales volume increased 5%, net sales 8%, and operating profit 1% over those of first quarter 2004. Debt increased 3%, to US$578 million, compared with that as of March 31, 2004.

Consolidated Financial Highlights
(Ps millions)

	1Q05	1Q04	VAR (%)
Volume (thousand metric tons)	908	868	5
Net sales	6,257	5,799	8
Operating income	396	393	1
Operating margin	6.3%	6.8%	(50) bp
EBITDA	647	647	-
EBITDA margin	10.3%	11.2%	(90) bp
Majority net income	118	158	(25)
ROE	7.7%	6.3%	140 bp

Debt
(US$ millions)
Mar'05	Dec'04	Var (%)	Mar'04	Var (%)
578	586	(1)	559	3

CONSOLIDATED RESULTS OF OPERATIONS

1Q05 vs. 1Q04

Sales volume rose 5% to 908 thousand metric tons, an increase driven mainly by volume growth of 16% in Gruma Corporation and, to a lesser extent, a 4% volume increase in GIMSA. Those increases were partially offset by lower volumes in Gruma Venezuela.

Net sales iincreased 8% to Ps 6,257 million due primarily to the aforementioned sales volume growth in Gruma Corporation and, to a lesser extent, in GIMSA. Sales from foreign operations constituted 69% of consolidated net sales.

Cost of sales as a percentage of net sales increased slightly to 64.3% from 64.1%, the increase driven mainly by Gruma Corporation and Gruma Venezuela. In absolute terms, cost of sales rose 8% in connection with higher net sales.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased slightly to 29.3% from 29.1% due mainly to Gruma Venezuela. In absolute terms, SG&A increased 9% mostly as a result of higher sales volume in Gruma Corporation.

Operating income improved 1% and was driven mainly by GIMSA and the technology division, which were partially offset by lower operating income in Gruma Venezuela and Molinera de Mexico. The improvement in GIMSA resulted from higher sales volume and prices, while improvements in the technology division came from increased business in connection with capacity expansions in Gruma Corporation. As a percentage of net sales, operating income decreased to 6.3% from 6.8% resulting mainly from Gruma Venezuela and, to lesser extent, Gruma Corporation and Molinera de Mexico.

Net Comprehensive Financing Cost

(Ps millions)

Items	1Q05	1Q04	Change	Comments
Interest expense	126	123	3	Higher interest rates and higher average debt.
Interest income	(9)	(10)	1
FX loss (gain)	47	20	27	Higher monetary liability position in US dollars in Gruma Venezuela, along with bolivar devaluation in 1Q05 and, to a lesser extent, peso depreciation.
Monetary position loss (gain)	(96)	(53)	(43)	Higher inflation in the United States and, to a lesser extent, higher net monetary liability position in Gruma Venezuela.
Total	68	80	(12)

 Other expenses, net, resulted in an expense of Ps 42 million, compared to income of Ps 7 million in the same period last year. This difference resulted from a gain in the sale of some assets in 1Q04.

Taxes and employees' profit sharing totaled Ps 208 million, Ps 40 million higher than in first quarter 2004, due primarily to higher deferred taxes in connection with dividends from Gruma Venezuela. The effective tax rate was 72.6%.

GRUMA's share of net income in unconsolidated associated companies (e.g., Grupo Financiero Banorte) totaled Ps 115 million, Ps 66 million higher than in first quarter 2004.

The Ps 52 million reported under extraordinary items, which is a non-cash item, resulted from the application of Bulletin D-3 ''Labor Liabilities'', effective January 1, 2005. Bulletin D-3 establishes rules for the calculation of the cost and liability for retirement benefit plans as well as guides for the valuation of liabilities for early reduction or extinction of benefits in a retirement plan. Bulletin D-3 also provides the requirements of valuation, presentation, and disclosure for other postretirement benefits and for severance payments at the end of the labor relationship.

GRUMA's total net income was Ps 141 million, Ps 59 million lower than in first quarter 2004. The company reported majority net income of Ps 118 million, 25% lower than that reported in the same period last year. The decline resulted mainly from the application of Bulletin D-3.

FINANCIAL POSITION

March 2005 vs. March 2004

Balance Sheet Highlights
Total assets were Ps 24,835 million, representing an increase of Ps 1,445 million, which was driven mainly by (1) accounts receivable in connection with sales volume growth, (2) grain inventories in Venezuela and Molinera de Mexico, and (3) property, plant, and equipment due to capacity expansions in Gruma Corporation.

Total liabilities were Ps 11,244 million, Ps 1,160 million more, as a result of higher deferred taxes in connection with the reduction of tax shields.

Stockholders' equity on March 31, 2005, totaled Ps 13,591 million, 2% higher than the balance on March 31, 2004.

Debt Profile
As of March 31, 2005, GRUMA's debt amounted to US$578 million, of which 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2005	2006	2007	2008	2009...	Total
7.75% perpetual bonds					300	300
Syndicated loan				30	120	150
7.625% notes due 2007			50.5			50.5
7.96% senior notes	1.4	1.4	1.6	1.7	10.3	16.4
Other	39.0	3.1	8.7	0.3	10.5	61.6
TOTAL	40.4	4.5	60.8	32.0	440.8	578.5

Debt Ratios

(Last twelve months)

	1Q05	4Q04	1Q04
Debt/EBITDA	2.2	2.2	2.2
EBITDA/interest expense	6.0	6.0	5.6

Financial Ratios

Operational Ratios

	1Q05	4Q04	1Q04
Accounts receivable outstanding (days to sales)	43	40	37
Inventory turnover (days to cost of sales)	72	78	68
Net working capital turnover (days to sales)	62	61	56
Asset turnover (total assets to sales)	1.0	0.9	1.0

Profitability Ratios(%)

	1Q05%	4Q04%	1Q04%
ROA	4.3	4.6	3.5
ROE	7.7	8.2	6.3
ROIC	6.7	6.5	6.7

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 275 million during first quarter 2005. Most of these investments were applied to Gruma Corporation for the expansion of corn flour and tortilla capacity -including the building of the new plant in Pennsylvania and the addition of one production unit to the corn flour plant in Indiana--and for general facilities upgrades. The investments were made to accommodate the continuing growth of the business.

SHARES REPURCHASED

During 1Q05, GRUMA repurchased 2,130,500 of its common shares and sold 1,284,309 shares.

SUBSIDIARY RESULTS

1Q05 vs. 1Q04

GRUMA CORPORATION

Sales volume increased 16% over that of last year due mainly to (1) the continuing strong demand and increased coverage in the tortilla business, and (2) the positive effect of the two European acquisitions concluded during July 2004.

In the US tortilla business, sales volume was driven largely by (1) the expansion of the Guerrero® brand (which enjoys widespread appeal among Hispanic consumers); (2) increased marketing of tortilla-related products by key fast-food restaurant chains and new supply contracts with fast-food restaurants; (3) the launch of low-carb flour tortillas (in March 2004), and (4) the launch of new flavored corn chips.

Net sales increased 15% to Ps 3,366 million in connection with the increase in sales volume. The rate of growth in net sales was lower than the growth in sales volume due to the incorporation of the corn flour operations in Italy, which have lower-priced products than the rest of Gruma Corporation's operations.

Cost of sales as a percentage of net sales increased to 56.5% from 54.6% due mainly to the following:

(1) Higher costs, especially for wheat flour and packaging;
(2) the incorporation of the recent acquisitions, which report lower gross margins than the rest of Gruma Corporation's operations; and
(3) a higher proportion of tortillas sold under the Guerrero brand, which have lower gross margins than tortillas sold under the Mission brand.

In absolute terms, cost of sales increased 19% due to the sales volume growth and cost increases mentioned above. Going forward, the company expects to offset these cost increases through additional efficiencies in manufacturing, transportation, distribution, etc., and changes in the sales mix towards value-added and higher-margin products.

SG&A as a percentage of net sales improved to 35.2% from 36.1% due to better expense absorption. In absolute terms, SG&A rose 12% due mainly to increased distribution and transportation expenses in connection with (1) sales volume growth, (2) higher rates due to increased energy costs, (3) coverage of new regions, and (4) movement of final products among tortilla plants due to capacity constraints at certain plants, which should ease following the completion of capacity expansions expected to occur during 2005.

Operating income as a percentage of net sales decreased to 8.2% from 9.3%. In absolute terms, operating income increased 1% in connection with sales volume growth.

GIMSA

Sales volume increased 4% to 354,000 metric tons mainly as a result of:
(1) New supply agreement for government channels
(2) Increased sales to corporate customers
(3) Higher Export sales to Gruma Corporation

Net sales increased 5% to Ps 1,437 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices. The company implemented selective and gradual price increases throughout 2004, especially during 4Q04, the purpose of which was to offset higher energy and corn costs.

Cost of sales as a percentage of net sales improved to 72.4% compared to 73.6% as a result of the aforementioned price increases and better cost absorption. In addition, during 1Q05 the company reported lower corn costs and lower depreciation, which also contributed to this improvement. In absolute terms, cost of sales increased 3% in connection with sales volume growth.

SG&A as a percentage of net sales improved to 18.2% from 19.2% due to better expense absorption. In absolute terms, SG&A remained flat at Ps 262 million because lower advertising expenses partially offset freight expenses, which increased due to higher freight tariffs and increased sales to customers for whom the company usually pays freight.

Operating income as a percentage of net sales improved to 9.4% from 7.3% and, in absolute terms, increased 35% to Ps 135 million due to higher sales volume and the prices increases mentioned above.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for First Quarter 2005'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

GRUMA VENEZUELA

Sales volume decreased 12% due to:

(1) Increased competition from the leading corn flour producer;

(2) A temporary shutdown of one of our wheat flour plants due to strong rains, which caused flooding, at the beginning of February; and
(3) The entry into the market in 2004 of new corn flour competitor oriented to government supply, combined with the fact that the government social welfare programs have increased their share within the retail industry

Net sales decreased 9% to Ps 638 million in connection with the sales volume decline, which was partially offset by price increases in corn flour and wheat flour.

Cost of sales as a percentage of net sales increased to 81.5% from 74.8% because prices increases were not sufficient to offset higher raw-material costs. Wheat costs increased in connection with the 12% bolivar devaluation, which occurred at the beginning of March, and corn costs increased with the latest crop. The difficult competitive environment, combined with price controls, has limited the company's ability to raise prices. In addition, the 12% decline in sales volume limited fixed-cost absorption. In absolute terms, cost of sales declined 2% due to the sales volume decline. Cost of sales declined at a lower rate than did sales volume due to the raw-material cost increases mentioned above.

SG&A as a percentage of net sales increased to 17.9% from 15.0%, rising 8% in absolute terms. These increases resulted from higher freight rates and increased promotion and advertising. Freight rates have increased because of higher demand from other industries (e.g., construction) and the government's social welfare and distribution programs. As a percentage of net sales, SG&A also increased due to lower absorption of fixed expenses in connection with the decline in net sales.

Operating income decreased 94% to Ps 4 million. Operating margin decreased to 0.6% from 10.2%.

MOLINERA DE MEXICO
Sales volume increased 4% due to growth in sales to corporate customers.

Net sales decreased 4% to Ps 459 million due to lower prices resulting from increased competitive pressure in the industry, which has intensified with the recent increase in the industry's production capacity.

Cost of sales as a percentage of net sales increased to 84.9% from 80.1% resulting from lower prices. In absolute terms, cost of sales increased 1% in connection with sales volume growth. Higher packaging, energy, and additive costs were more than offset by lower wheat costs. Packaging and additive costs increased in connection with the launching of premixed flours.

As a percentage of net sales, SG&A increased to 20.6% from 19.4% due to reduced expense absorption. In absolute terms, SG&A increased 1% due to higher freight expenses resulting from an increase in sales volume in far regions.

Operating loss was Ps 25 million compared to operating income of Ps 2 million in first quarter 2004.

GRUMA CENTROAMERICA

Sales volume increased 10% due to higher corn flour volume stemming from low local corn supplies.

Net sales increased 18% to Ps 310 million due to the increased sales volume and higher prices, especially in the corn flour segment.

Cost of sales as a percentage of net sales improved to 68.5% from 69.8% due primarily to the fact that the company was able to more than offset cost increases through price increases--primarily in the corn flour segment and in line with our strategy to recover margins. In absolute terms, overall cost of sales increased 16% due mainly to the aforementioned growth in corn flour sales volume as well as higher costs and sales volume growth in the hearts of palm business.

SG&A as a percentage of net sales improved to 30.8% from 33.1% due to better expense absorption. In absolute terms, SG&A increased 10%. These increases were due mainly to higher selling expenses in connection with increased distribution in the corn flour business, higher freight expenses in connection with fuel increases, and higher advertising expenses in the tortilla and rice segments.

Operating income was Ps 2 million compared to an operating loss of Ps 7 million. Operating margin was 0.7% from (2.9)%.

OTHER AND ELIMINATIONS 1
Operating income was Ps 4 million compared to an operating loss of Ps 46 million in first quarter 2004. This improvement resulted primarily from increased business in the technology division in connection with capacity expansions in Gruma Corporation

1 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss its first quarter 2005 results on April 28, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (800) 930-1344; international or local callers dial (312) 461-0644; passcode: 4098212. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4098212. For more details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of March 31, 2005, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:
The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2004 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2004, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 11.18/dollar as of March 31, 2005. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
Founded in 1949, GRUMA is one of the world's largest corn flour and tortilla producers. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centroamerica, LLC, GRUMA's wholly owned corn flour subsidiary with operations in Central America; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 15,727 employees and 76 plants and, in 2004, had net sales of US$2.2 billon, of which 51% came from GRUMA's operations in the United States and Europe. For more information, visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of March 31, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS				
INCOME STATEMENT SUMMARY	**1Q05**	1Q04	VAR (%)	4Q04	VAR (%)
NET SALES	**6,257**	5,799	8	6,590	(5)
GROSS PROFIT	**2,232**	2,082	7	2,357	(5)
GROSS MARGIN (%)	**35.7%**	35.9%		35.8%	
OPERATING INCOME	**396**	393	1	583	(32)
OPERATING MARGIN (%)	**6.3%**	6.8%		8.9%	
COMPREHENSIVE FINANCING COST (INCOME)	**68**	80		(51)	
INTEREST EXPENSE	**125**	123		111	
INTEREST INCOME	**(9)**	(10)		(89)	
FOREIGN EXCHANGE LOSS (GAIN)	**47**	21		9	
MONETARY POSITION (GAIN) LOSS	**(96)**	(53)		(82)	
OTHER (INCOME) EXPENSE, NET	**42**	(7)		62	
TAXES AND EMPLOYEES' PROFIT SHARING	**208**	168		217	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(115)**	(49)		(89)	
EXTRAORDINARY ITEMS	**52**	0		0	
NET INCOME	**141**	201	(30)	445	(68)
MAJORITY NET INCOME	**118**	158	(25)	372	(68)
EARNINGS PER SHARE[1]	**0.26**	0.35	(25)	0.82	(68)
EARNINGS PER ADR (US$)[2]	**0.09**	0.13	(25)	0.29	(68)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**251**	254		234	
DEPRECIATION AND AMORTIZATION, TOTAL	**273**	284		254	
EBITDA[3]	**647**	647	0	817	(21)
INVESTMENTS	**275**	129		395	

BALANCE SHEET SUMMARY	**Mar-05**	Mar-04	VAR (%)	Dec-04	VAR (%)
CASH AND CASH EQUIVALENTS	**433**	999	(57)	485	(11)
TRADE ACCOUNTS RECEIVABLE	**2,959**	2,394	24	2,906	2
OTHER ACCOUNTS RECEIVABLE	**716**	638	12	719	(0)
INVENTORIES	**3,221**	2,796	15	3,685	(13)
CURRENT ASSETS	**7,630**	7,136	7	8,055	(5)
PROPERTY, PLANT, AND EQUIPMENT, NET	**13,213**	12,851	3	13,142	1
TOTAL ASSETS	**24,835**	23,390	6	25,075	(1)
SHORT-TERM DEBT	**467**	308	52	519	(10)
CURRENT LIABILITIES	**3,367**	2,805	20	3,642	(8)
LONG-TERM DEBT	**6,001**	6,093	(2)	5,984	0
TOTAL LIABILITIES	**11,244**	10,084	11	11,387	(1)
MAJORITY STOCKHOLDERS' EQUITY	**10,774**	10,682	1	10,775	(0)
STOCKHOLDERS' EQUITY	**13,591**	13,306	2	13,688	(1)
CURRENT ASSETS/CURRENT LIABILITIES	**2.27**	2.54		2.21	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.83**	0.76		0.83	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.32**	0.32		0.32	
BOOK VALUE PER SHARE[1]	**23.88**	23.71		23.84	

[1] On the basis of 451,203,452 shares as of March 31, 2005, 450,459,743 shares as of March 31, 2004, and 452,049,643 shares as of December 31, 2004.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.18 per dollar as of March 31, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of March 31, 2005)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS				
		1Q05	1Q04	VAR (%)	4Q04	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**289**	249	16	298	(3)
Corn flour and tortillas	NET SALES	**3,366**	2,932	15	3,393	(1)
	GROSS PROFIT	**1,463**	1,331	10	1,463	(0)
	Gross Margin	**43.5%**	45.4%		43.1%	
	OPERATING INCOME	**277**	273	1	353	(22)
	Operating Margin	**8.2%**	9.3%		10.4%	
	EBITDA	**400**	387	4	484	(17)
	EBITDA Margin	**11.9%**	13.2%		14.3%	
GIMSA	SALES VOLUME (thousand metric tons)	**354**	341	4	377	(6)
Corn flour	NET SALES	**1,437**	1,370	5	1,518	(5)
	GROSS PROFIT	**397**	362	10	422	(6)
	Gross Margin	**27.6%**	26.4%		27.8%	
	OPERATING INCOME	**135**	100	35	146	(8)
	Operating Margin	**9.4%**	7.3%		9.6%	
	EBITDA	**201**	170	18	199	1
	EBITDA Margin	**14.0%**	12.4%		13.1%	
GRUMA VENEZUELA	SALES VOLUME (thousand metric tons)	**114**	130	(12)	121	(7)
Corn flour, wheat flour, and other	NET SALES	**638**	705	(9)	809	(21)
	GROSS PROFIT	**118**	177	(33)	151	(22)
	Gross Margin	**18.5%**	25.2%		18.7%	
	OPERATING INCOME	**4**	72	(94)	19	(79)
	Operating Margin	**0.6%**	10.2%		2.3%	
	EBITDA	**23**	88	(74)	50	(54)
	EBITDA Margin	**3.6%**	12.5%		6.1%	
MOLINERA DE MEXICO	SALES VOLUME (thousand metric tons)	**117**	112	4	128	(8)
Wheat flour	NET SALES	**459**	480	(4)	501	(8)
	GROSS PROFIT	**69**	95	(27)	90	(23)
	Gross Margin	**15.1%**	19.9%		18.0%	
	OPERATING INCOME	**(25)**	2	(1,312)	(7)	(267)
	Operating Margin	**(5.5%)**	0.4%		(1.4%)	
	EBITDA	**(7)**	20	(135)	10	(169)
	EBITDA Margin	**(1.5%)**	4.1%		2.0%	
GRUMA CENTROAMERICA	SALES VOLUME (thousand metric tons)	**40**	36	10	42	(5)
Corn flour and other	NET SALES	**310**	262	18	365	(15)
	GROSS PROFIT	**98**	79	23	119	(18)
	Gross Margin	**31.5%**	30.2%		32.5%	
	OPERATING INCOME	**2**	(8)	128	20	(89)
	Operating Margin	**0.7%**	(2.9%)		5.5%	
	EBITDA	**15**	7	116	36	(60)
	EBITDA Margin	**4.7%**	2.6%		9.8%	
OTHER & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(4)**	(1)	(524)	(14)	69
	NET SALES	**48**	50	(4)	3	1,500
	GROSS PROFIT	**88**	37	138	111	(21)
	Gross Margin	183.3%	74.0%		3700.0%	
	OPERATING INCOME	**4**	(46)	109	52	(92)
	Operating Margin	8.3%	(92.0%)		1733.3%	
	EBITDA	**16**	(24)	167	38	(58)
	EBITDA Margin	33.3%	(48.0%)		1266.7%	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**908**	868	5	953	(5)
	NET SALES	**6,257**	5,799	8	6,590	(5)
	GROSS PROFIT	**2,232**	2,082	7	2,357	(5)
	Gross Margin	**35.7%**	35.9%		35.8%	
	OPERATING INCOME	**396**	393	1	583	(32)
	Operating Margin	**6.3%**	6.8%		8.9%	
	EBITDA	**647**	647	0	817	(21)
	EBITDA Margin	**10.3%**	11.2%		12.4%	

[1] Convenience translation. For further details see "Accounting Procedures".

April 27, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer